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                                                  OMB Number           3235-0287
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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Response)
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1. Name and Address of Reporting Person(*)

   Ferrer               Carlos                    A.
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   (Last)               (First)                 (Middle)

   c/o Ferrer Freeman Thompson & Co. LLC
   The Mill, 10 Glenville Street
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                                    (Street)

   Greenwich              CT                    06831
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol


   Sicor Inc. and SCRI (formally Gensia Sicor Inc.)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   May 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          5/2/00         C               5,291,005   A      $3.78                   I         by General
                                                                                                                          Partner-
                                                                                                                          ship(1)
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Common Stock                          5/2/00         J(2)            1,000,000   D        0                     I         by General
                                                                                                                          Partner-
                                                                                                                          ship(1)
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Common Stock                          5/3/00         S                  72,776   D      10.50                   I         by General
                                                                                                                          Partner-
                                                                                                                          ship(1)
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Common Stock                          5/4/00         S                  19,407   D      10.63                   I         by General
                                                                                                                          Partner-
                                                                                                                          ship(1)
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Common Stock                          5/5/00         S                   9,703   D      10.50                   I         by General
                                                                                                                          Partner-
                                                                                                                          ship(1)
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Common Stock                          5/11/00        S                  24,258   D      10.50                   I         by General
                                                                                                                          Partner-
                                                                                                                          ship(1)
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Common Stock                          5/12/00        S                   9,703   D      10.50                   I         by General
                                                                                                                          Partner-
                                                                                                                          ship(1)
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Common Stock                          5/18/00        S                  19,407   D      10.50                   I         by General
                                                                                                                          Partner-
                                                                                                                          ship(1)
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Common Stock                          5/18/00        S                   4,852   D      10.55    4,130,899      I         by General
                                                                                                                          Partner-
                                                                                                                          ship(1)
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                 2.                                                                                       Deriv-    Form of
                 Conver-                    5.                                 7.                         ative     Deriv-  11.
                 sion                       Number of                          Title and Amount           Secur-    ative   Nature
                 or                         Derivative       6.                of Underlying     8.       ities     Secur-  of
                 Exer-             4.       Securities       Date              Securities        Price    Bene-     ity:    In-
                 cise     3.       Trans-   Acquired (A)     Exercisable and   (Instr. 3 and 4)  of       ficially  Direct  direct
                 Price    Trans-   action   or Disposed      Expiration Date   ----------------  Deriv-   Owned     (D) or  Bene-
1.               of       action   Code     of(D)            (Month/Day/Year)          Amount    ative    at End    In-     ficial
Title of         Deriv-   Date     (Instr.  (Instr. 3,       ----------------          or        Secur-   of        direct  Owner-
Derivative       ative    (Month/  8)       4 and 5)         Date     Expira-          Number    ity      Month     (I)     ship
Security         Secur-   Day/     ------   ------------     Exer-    tion             of        (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)       ity      Year)    Code V    (A) (D)         cisable  Date     Title   Shares    5)       4)        4)      4)
---------------------------------------------------------------------------------------------------------------------------------

2.675%           $3.78    5/2/00   C             $20,000,000 5/19/97  5/1/04   Common  5,291,005           0        (I)     by
Subordinated                                                                   Stock                                        General
Convertible Note                                                                                                            Partner-
due May 1, 2004                                                                                                             ship(1)
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====================================================================================================================================

Explanation of Responses:

(1) Mr. Ferrer disclaims beneficial ownership except to the extent of his pecuniary interest thereon. Mr. Ferrer is a member of Ferrer Freeman Thompson & Co. LLC ("FFT"), which is the general partner of FFT Partners I, L.P. ("FFTP") (Formerly Health Care Capital Partners, L.P.) and FFT Executive Partners I, L.P. ("FFTEP") (formerly Health Care Executive Partners, L.P.). At the time of the conversion, FFTP and FFTEP beneficially owned 96.025% and 3.975% respectively, of the Common Stock. FFTP and FFTEP currently beneficially own 96.4% and 3.6%, respectively, of the Common Stock. The number of shares deemed beneficially owned by FFTP and FFTEP is less than 10% of the outstanding shares of Common Stock.

(2) On May 2, 2000 FFT distributed 936,423 shares of Common Stock to its Limited Partners and FFTEP distributed 63,577 shares of Common Stock to its Limited Partners.



     /s/ Carlos A. Ferrer                                       6/8/00
---------------------------------------------            -----------------------
      (**)Signature of Reporting Person                         Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays
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